UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 29, 2019

Griffin Capital Essential Asset REIT II, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number:  000-55605

Maryland	46-4654479
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245
(Address of principal executive offices, including zip code)

(310) 469-6100
(Registrant’s telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[X]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.07.     Submission of Matters to a Vote of Security Holders

As previously reported by Griffin Capital Essential Asset REIT II, Inc. (the "Registrant") in its March 13, 2019 Current Report on Form 8-K, the 2018 Annual Meeting of Stockholders of the Registrant (the "2018 Annual Meeting") commenced on March 13, 2019 and the Registrant's stockholders voted on Proposal 1, Proposal 3, Proposal 4 and Proposal 5 at such time. The Registrant adjourned the 2018 Annual Meeting with respect to Proposal 2 until March 29, 2019 at 9:30 a.m., Pacific Time, at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, in order to allow for additional time to solicit stockholder votes on Proposal 2. Proposal 2 proposes the amendment and restatement of the Registrant's charter. Proposal 2 is described in detail in the Registrant's definitive proxy statement filed with the Securities and Exchange Commission on February 4, 2019.

Approval of Proposal 2 requires the affirmative vote of a majority of the Registrant's outstanding shares of common stock entitled to vote thereon. Although this threshold of total affirmative votes has not yet been met as of March 29, 2019, given the current rate of stockholder approval of approximately 92% in favor of the proposal (excluding broker non-votes), the board of directors of the Registrant adjourned the 2018 Annual Meeting until April 15, 2019 at 9:15 a.m. to allow for additional time to solicit stockholder votes on Proposal 2. Abstentions and broker non-votes will have the same effect as votes against such proposal.

Item 8.01.    Other Events

On March 29, 2019, the Registrant issued a notice informing stockholders that the 2018 Annual Meeting was adjourned in order to provide stockholders additional time to vote on Proposal 2 to approve the amendment and restatement of the Registrant's charter. The notice, a copy of which is filed as Exhibit 99.1 to this report, is incorporated by reference herein.
Item 9.01.    Financial Statements and Exhibits

(d)	Exhibits.
99.1	Griffin Capital Essential Asset REIT II, Inc. Stockholder Notice Regarding Adjournment of Annual Meeting

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Griffin Capital Essential Asset REIT II, Inc.

Date: March 29, 2019	By:	/s/ Howard S. Hirsch
Howard S. Hirsch
Vice President and Secretary